August 12, 2022


Via U.S. Mail

Jefferson Lincoln Gottfried
222 4th Ave North East
Dauphin, Manitoba, Canada
R7N-0Y2



                       Re:     1358065-2 CANADA INC
                               File No. 811-23796

Dear Mr. Gottfried:

         On May 2, 2022 you filed a Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act of 1940 (
1940 Act   ). In
that filing, you note that you are concurrently filing a registration statement pursuant to Section
8(b) of the 1940 Act. On August 12, 2022, via telephone, staff advised you that the filing that you made would not serve this purpose.

        Your current filing is materially deficient. Consequently, we believe you should either withdraw your filing or amend it to provide substantive and accurate responses to its item requirements. As a result of the missing disclosure, you should not deem
yourself a    registered
investment company or exempt from registration of securities. We do not believe investors should rely on the documents you have filed with us for any investment purpose. We also believe you should consult with a lawyer. It is our intention to post this letter publicly until you have withdrawn or filed an amendment that complies in all material respects with the federal securities laws.

       If you have any questions, you may contact our office at (202) 551-6921.

                                                  Sincerely,


                                                  Disclosure Review and
Accounting Office